Sibanye Stillwater Limited
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Results of the Sibanye-Stillwater General Meeting (GM)

Johannesburg, 28 May 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that the ordinary resolution regarding the granting of authority for the specific issue of new Sibanye-Stillwater ordinary shares upon conversion of the senior unsecured guaranteed convertible bonds was passed by a majority of votes at the Group's GM held by way of utilising electronic communication and electronic platforms at 11:00 (CAT) this morning.

The number of shares voted in person or by proxy was 1,341,825,415 representing 47.40% of Sibanye-Stillwater's 2,830,567,264 total ordinary shares in issue. The resolution proposed at the GM and the percentage of shares voted for and against the resolution, as well as those that abstained, are set out below:

Resolution	% of votes for the resolution (1)	% of votes against the resolution (1)	Number of shares voted(3)	% of Shares voted (2)	% of Shares abstained (2)
Ordinary resolution 1 – Granting of authority for the Specific Issue	98.74%	1.26%	1,341,236,770	47.38%	0.03%

Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.
(3) Excludes abstained votes of 728,122 (0.03%)

Ends.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater

YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).